CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee[1]

Senior Floating Rate Notes due 2009	$3,000,000	$321.00

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $321.00 fee with respect to the $3,000,000 Notes sold pursuant to this registration statement is offset against those filing fees, and $1,246,668.84 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 84 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated July 19, 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Floating Rate Notes

     We, Morgan Stanley, may not redeem these notes prior to the maturity date. We describe the basic features of this type of note in the section of the accompanying prospectus supplement called “Description of Notes—Floating Rate Notes,” and the section of the accompanying prospectus called “Description of Debt Securities – Floating Rate Debt Securities”, subject to and as modified by the provisions described below.

     We may increase the principal amount prior to the original issue date, but we are not required to do so.

Principal amount:	U.S. $3,000,000	10 year CMT	The “CMT Rate” as determined by
Maturity date:	August 10, 2009		reference to Bloomberg page
Settlement date (original			“H15T10Y <Index>”, which page
issue date):	August 10, 2006		shall replace all references to
Interest accrual date:	August 10, 2006		Designated CMT Telerate Pages
Issue price:	100%		7051 and 7052 and with a
Underwriter’s discounts and			“Designated CMT Maturity Index” of
commissions:	0.25%		10 years.
Proceeds to company:	99.75%	Day count fraction:	30/360
Interest payment dates:	Each February 10, May 10, August	Minimum interest rate:	0.00%
	10 and November 10, beginning	Initial interest rate:	To be determined on the second
	November 10, 2006; provided that if		business day immediately preceding
	any such day is not a business day,		the original issue date of the notes.
	that interest payment will be made on	Interest reset dates:	In the case of the initial interest
	the next succeeding business day but		payment period, the original issue
	no adjustment will be made to the		date. For each subsequent interest
	interest payment period or to any		accrual period, each scheduled
	interest payment made on any		interest payment date.
	succeeding business day.	Interest reset period:	Quarterly
Interest payment period:	Quarterly	Interest determination dates:	Two business days prior to each
Interest rate:	With respect to each interest payment		interest reset date
	period, the greater of 2 year CMT, 5	Book-entry note or
	year CMT and 10 year CMT, as	certificated note:	Book-entry note
	determined on the applicable interest	Senior note or subordinated
	determination date, as defined below.	note:	Senior note
2 year CMT	The “CMT Rate” as determined by	Calculation agent:	Morgan Stanley Capital Services Inc.
	reference to Bloomberg page	Agent:	Morgan Stanley & Co. Incorporated
	“H15T2Y <Index>”, which page	Minimum denomination:	$1,000
	shall replace all references to	Specified currency:	U.S. dollars
	Designated CMT Telerate Pages	Business day:	New York
	7051 and 7052 and with a	CUSIP:	61745ETX9
	“Designated CMT Maturity Index” of	Other Provisions:	None
2 years.
5 year CMT	The “CMT Rate” as determined by
reference to Bloomberg page
“H15T5Y <Index>”, which page
shall replace all references to
Designated CMT Telerate Pages
7051 and 7052 and with a
“Designated CMT Maturity Index” of
5 years.

Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.
MORGAN STANLEY

Historical Information

     The following graph sets forth the 2 year CMT, 5 year CMT and 10 year CMT rates for the period from January 1, 2001 to July 18, 2006. On July 18, 2006, the 2 year CMT, 5 year CMT and 10 year CMT rates were 5.19%, 5.10% and 5.13%, respectively. The historical performance of the rates should not be taken as an indication of their future performance. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

     The notes have been designed for investors who are prepared to forgo a predetermined spread over a particular yield index in return for the opportunity to receive the best of 2 year CMT, 5 year CMT and 10 year CMT over the term of the notes.

Supplemental Information Concerning Plan of Distribution

     Under the terms and subject to conditions contained in the U.S. distribution agreement referred to in the accompanying prospectus supplement under “Plan of Distribution,” the agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover of this pricing supplement. The agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover of this pricing supplement. The agent may allow a concession not in excess of 0.25% of the principal amount of the notes to other dealers. After the initial offering, the agent may vary the offering price and other selling terms from time to time.

     We expect to deliver the notes against payment therefor in New York, New York on August 10, 2006, which will be the sixteenth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

PS-2

United States Federal Income Taxation

     In the opinion of Davis Polk & Wardwell, our counsel, which is based on certain representations received from us, the notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Floating Rate Notes.”

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

PS-3